

December 20, 2012

Via E-Mail
Bryce Roxburgh
Chief Executive Officer
Exeter Resource Corporation
999 West Hastings Street, Suite 1660
Vancouver, British Columbia
Canada V6C 2W2

      Re: **Exeter Resource Corporation**
              Form 40-F for Fiscal Year Ended December 31, 2011
              Filed March 30, 2012
              File No. 001-33136

Dear Mr. Roxburgh:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for Fiscal Year Ended December 31, 2011

Exhibit 99.2

Notes to the Consolidated Financial Statements

2. Basis of Preparation and Adoption of IFRS, page 9

1.   We note your disclosure here that your financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), rather than IFRS as issued by the International Accounting Standards Board (IASB). Please confirm in future filings you will provide a statement herein asserting compliance with IFRS <u>as issued by the IASB</u>.

Bryce Roxburgh
Exeter Resource Corporation
December 20, 2012
Page 2

2.   We note your disclosure that "the accounting policies applied in these consolidated
        financial statements are based on IFRS effective for the year ended December 31, 2011,
        as issued and effective as of February 23, 2012 the date the Audit Committee of the
        Board of Directors approved the statements." Based on this disclosure, it is not clear if
        your policies are based on IFRS effective for the year ended December 31, 2011 or
        February 23, 2012. Please clarify for us the effective date used in your financial
        statements. Refer to the requirements of IFRS 1, particularly paragraphs 7 and 8.

3. Explanation of Transition to IFRS, page 9

3.   We note that you do not address the mandatory exceptions, as set forth in paragraphs 14-
        17 and Appendix B of IFRS 1, which you applied upon adoption of IFRS. To the extent
        that your primary financial statements reflect the use of mandatory exceptions, please
        identify for us the items or class of items to which the exceptions were applied and
        describe the accounting principle that was used and how it was applied. In addition and to
        the extent material, also qualitatively describe for us the impact on the financial
        condition, changes in financial condition and results of operations that the treatment
        specified by IFRS would have had absent these mandatory exceptions. Refer to paragraph
        23 of IFRS 1.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

  •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  •   staff comments or changes to disclosure in response to staff comments do not foreclose
      the Commission from taking any action with respect to the filing; and

  •   the company may not assert staff comments as a defense in any proceeding initiated by
      the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes at (202) 551-3774 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding our comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining